Exhibit (g)(1)

FORM OF INVESTMENT ADVISORY AGREEMENT

BETWEEN

OWL ROCK TECHNOLOGY INCOME CORP.

AND

OWL ROCK TECHNOLOGY ADVISORS LLC

This Investment Advisory Agreement (the “Agreement”) is made as of [ • ], 2021, by and between Owl Rock Technology Income Corp., a Maryland corporation (the “Company”), and Owl Rock Technology Advisors LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a closed-end management investment company that intends to elect to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Adviser is an investment adviser that is registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and

WHEREAS, the Company desires to retain the Adviser to furnish investment advisory services to the Company on the terms and conditions hereinafter set forth, and the Adviser desires to be retained to provide such services.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1)	Duties of the Adviser

a)

The Company hereby employs the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the Board of Directors of the Company (the “Board”), for the period and upon the terms herein set forth, (x) in accordance with the investment objective, policies and restrictions that are set forth in the Company’s registration statement on Form N-2 (as amended from time to time, the “Registration Statement”) to be filed with the Securities and Exchange Commission (the “SEC”); (y) in accordance with all other applicable federal and state laws, rules and regulations, and the Company’s charter as may be amended from time to time (the “Charter”) and by-laws as the same shall be amended from time to time; and (z) in accordance with the Investment Company Act. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement: (i) determine the composition and allocation of the portfolio of the Company, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identify/source, research, evaluate and negotiate the structure of the investments made by the Company; (iii) execute, close, service and monitor the Company’s investments; (iv) determine the securities, loans and other assets that the Company will purchase, retain, or sell; (v) use reasonable endeavors to ensure that the Company’s investments consist mainly of shares, securities, loans or currencies (or derivative contracts relating thereto), which for the avoidance of doubt may include notes and other evidences of indebtedness (whether or not such investment are securities as defined under the Securities Act); (vi) perform due diligence on prospective portfolio companies; and (vii) provide the Company with such other investment advisory, research, and related services as the Company may, from time to time, reasonably require for the investment of its funds, including providing operating and managerial assistance to the Company and its portfolio companies as required. Subject to the supervision of the Board, the Adviser shall have the power and authority on behalf of the Company to effectuate its investment decisions for the Company, including the execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt financing, the Adviser will arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board. If it is necessary or appropriate for the Adviser to make investments on behalf of the Company through a special purpose vehicle, the Adviser shall have authority to create or arrange for the creation of such special purpose vehicle and to make such investments through such special purpose vehicle (in accordance with the Investment Company Act).

b)	The Adviser hereby accepts such employment and agrees during the term hereof to render the services described herein for the compensation provided herein.

c)

The Adviser shall for all purposes herein provided be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

d)

Subject to review by, and the overall control of, the Board, the Adviser shall keep and preserve for the period required by the Investment Company Act any books and records relevant to the provision of its investment advisory services to the Company and shall specifically maintain all books and records in accordance with Section 31(a) of the Investment Company Act with respect to the Company’s portfolio transactions and shall render to the Board such periodic and special reports as the Board may reasonably request or as may be required under applicable federal and state law, and shall make such records available for inspection by the Board and its authorized agents, at any time and from time to time during normal business hours. The Adviser agrees that all records that it maintains for the Company are the property of the Company and will surrender promptly to the Company any such records upon the Company’s request and termination of this Agreement pursuant to Section 10, provided that the Adviser may retain a copy of such records.

e)	The Adviser shall be primarily responsible for the execution of any trades in securities or loans in the Company’s portfolio and the Company’s allocation of brokerage commissions.

f)

The Adviser shall, upon request by an official or agency administering the securities laws of a state (a “State Administrator”), submit to such State Administrator the reports and statements required to be distributed to the Company’s stockholders pursuant to this Agreement, any registration statement filed with the SEC and applicable federal and state law.

g)

The Adviser has a fiduciary responsibility and duty to the Company and the Company’s stockholders for the safekeeping and use of all the funds and assets of the Company, whether or not in the Adviser’s immediate possession or control. The Adviser shall not employ, or permit another to employ, such funds or assets except for the exclusive benefit of the Company. The Adviser shall not, by entry into an agreement with any stockholder of the Company or otherwise, contract away the fiduciary obligation owed to the Company and the Company’s stockholders under common law.

2)	Company’s Responsibilities and Expenses Payable by the Company

a)

Except as otherwise provided herein or in the Administration Agreement (the “Administration Agreement”), dated [ • ], 2021, between the Company and the Adviser (the Adviser, in its capacity as the administrator, the “Administrator”), the Adviser shall be solely responsible for the compensation of its investment professionals and employees and all overhead expenses of the Adviser (including rent, office equipment and utilities).

b)

The Company, either directly or through reimbursement to the Adviser, shall bear all other costs and expenses of its operations, administration and transactions, including (without limitation): expenses deemed to be “organization and offering expenses” of the Company for purposes of Conduct Rule 2310(a)(12) of the Financial Industry Regulatory Authority (for purposes of this Agreement, such expenses, exclusive of commissions, the dealer manager fee, any discounts and other similar expenses paid by investors at the time of sale of the stock of the Company, are hereinafter referred to as “Organization and Offering Costs”); corporate and organizational expenses relating to offerings of shares of Common Stock, subject to limitations included in the Agreement; the cost of calculating the Company’s net asset value, including the cost of any third-party valuation services; the cost of effecting any sales and repurchases of the Common Stock and other securities; fees and expenses payable under any dealer manager agreements, if any; debt service and other costs of borrowings or other financing arrangements; costs of hedging; expenses, including travel expense, incurred by the Adviser, or members of the Investment Team (defined below), or payable to third parties, performing due diligence on prospective portfolio companies and, if necessary, enforcing the Company’s rights; escrow agent, transfer agent and custodial fees and expenses; fees and expenses associated with marketing efforts; federal and state registration fees, any stock exchange listing fees and fees payable to rating agencies; federal, state and local taxes; independent directors’ fees and expenses, including certain travel expenses; costs of preparing financial statements and maintaining books and records and filing reports or other documents with the SEC (or other regulatory bodies) and other reporting and compliance costs, including registration fees, listing fees and licenses, and the compensation of professionals responsible for the preparation of the foregoing; the costs of any reports, proxy statements or other notices to stockholders (including printing and mailing costs), the costs of any stockholder or director meetings and the compensation of personnel responsible for the preparation of the foregoing and related matters; commissions and other compensation payable to brokers or dealers; research and market data; fidelity bond, directors and officers errors and omissions liability insurance and other insurance premiums; direct costs and expenses of administration, including printing, mailing, long distance telephone and staff; fees and expenses associated with independent audits, outside legal and consulting costs; costs of winding up; costs incurred in connection with the formation or maintenance of entities or vehicles to hold the Company’s assets for tax or other purposes; extraordinary expenses (such as litigation or indemnification); and costs associated with reporting and compliance obligations under the Advisers Act and applicable federal and state securities laws.

Notwithstanding anything to the contrary contained herein, the Company will bear its allocable portion of the costs of the compensation, benefits and related administrative expenses (including travel expenses) of the Company’s officers who provide operational and administrative services hereunder, their respective staffs and other professionals who provide services to the Company (including, in each case, employees of the Adviser or an affiliate) who assist with the preparation, coordination, and administration of the foregoing or provide other “back office” or “middle office” financial or operational services to the Company.

Notwithstanding anything to the contrary contained herein, the Company shall reimburse the Adviser (or its affiliates) for an allocable portion of the compensation paid by the Adviser (or its affiliates) to such individuals (based on a percentage of time such individuals devote, on an estimated basis, to the business affairs of the Company and in acting on behalf of the Company).

Notwithstanding the foregoing, the Company shall not be liable for Organization and Offering Costs to the extent that Organization and Offering Costs, together with all prior Organization and Offering Costs, exceed 1.50% of the aggregate gross proceeds from the offering of the Company’s securities.

c)

In addition to the compensation paid to the Adviser pursuant to Section 3, the Company shall reimburse the Adviser for all expenses of the Company incurred by the Adviser as well as the actual cost of goods and services used for or by the Company and obtained from entities not affiliated with the Adviser. The Adviser may be reimbursed for the administrative services performed by it on behalf of the Company pursuant to any separate administration or co-administration agreement with the Adviser; provided, however, the reimbursement shall be an amount equal to the lower of the Adviser’s actual cost or the amount the Company would be required to pay third parties for the provision of comparable administrative services in the same geographic location; and provided, further, that such costs are reasonably allocated to the Company on the basis of assets, revenues, time records or other methods conforming with U.S. generally accepted accounting principles. No reimbursement shall be permitted for services for which the Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement shall be:

i)	rent or depreciation, utilities, capital equipment, and other administrative items of the Adviser; and

ii)

salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any Controlling Person of the Adviser. The term “Controlling Person” shall mean a person, whatever his or her title, who performs functions for the Adviser similar to those of (a) the chairman or other member of a board of directors, (b) executive officers or (c) those holding 10% or more equity interest in the Adviser, or a person having the power to direct or cause the direction of the Adviser, whether through the ownership of voting securities, by contract or otherwise.

3)	Compensation of the Adviser

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (the “Management Fee”) and an incentive fee (the “Incentive Fee”) as hereinafter set forth. The Adviser may, in its sole discretion, elect or agree to temporarily or permanently waive, defer, reduce or modify, in whole or in part, the Management Fee and/or the Incentive Fee. The Company shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct. See Annex A for examples of how these fees are calculated.

a)

The Management Fee will be calculated at an annual rate of 1.25% of the average value of the Company’s net assets at the end of the two most recently completed calendar months. The Management Fee will be payable monthly in arrears. All or any part of the Management Fee not taken as to any month shall be deferred without interest and may be taken in any such other quarter prior to the occurrence of a liquidity event (as such term is defined in the Registration Statement) as the Adviser shall determine. The Management Fee for any partial month shall be prorated based on the number of days in the month.

The determination of gross assets will reflect changes in the fair value of the Company’s portfolio investments.

b)	The Incentive Fee shall consist of two parts, as follows:

The first part of the Incentive Fee (the “Incentive Fee on Income”) will be calculated and payable quarterly in arrears based on the Pre-Incentive Fee Net Investment Income for the immediately preceding calendar quarter. In the case of a liquidation of the Company or if this Agreement is terminated, the Incentive Fee on Income will also become payable as of the effective date of the event. For this purpose, Pre-Incentive Fee Net Investment Income means investment income and any other income accrued during the calendar quarter, minus operating expenses for the calendar quarter, including the Management Fee, expenses payable under this Agreement and the Administration Agreement, and any interest expense and dividends paid on issued and outstanding preferred stock, but excluding the Incentive Fee. Pre-Incentive Fee Net Investment Income does not include any expense support payments or any reimbursements by the Company of expense support payments, or any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets at the end of the immediately preceding calendar quarter, will be compared to a “hurdle rate” of 1.25% per calendar quarter (5.00% annualized). The Company’s net investment income used to calculate this part of the Incentive Fee is also included in the amount of its gross assets used to calculate the Management Fee. The Incentive Fee on Income for each calendar month will be calculated as follows:

(1)

No Incentive Fee on Income will be payable in any calendar quarter in which the Pre-Incentive Fee Net Investment Income does not exceed a quarterly return to investors of 1.25% per quarter (the “Quarterly Preferred Return”).

(2)

All of the Company’s Pre-Incentive Fee Net Investment Income, if any, that exceeds the Quarterly Preferred Return, but is less than or equal to 1.43% (the “Upper Level Breakpoint”), for that calendar quarter will be payable to the Adviser. This portion of the Incentive Fee on Income is referred to as the “catch-up.” It is intended to provide an incentive fee of 12.50% on all of the Company’s Pre-Incentive Fee Net Investment Income when the Pre-Incentive Fee Net Investment Income reaches 1.43% for that calendar quarter, measured as of the end of the immediately preceding calendar quarter. The Quarterly Preferred Return of 1.25% and Upper Level Breakpoint of 1.43% are also adjusted for the actual number of days each calendar quarter.

(3)

For any quarter in which our Pre-Incentive Fee Net Investment Income exceeds 1.43%, the Incentive Fee on Income will equal 12.50% of the amount of our Pre-Incentive Fee Net Investment Income, because the Quarterly Preferred Return and catch up will have been achieved.

ii)

The second part of the Incentive Fee (the “Incentive Fee on Capital Gains”) will be determined and payable in arrears as of the end of each calendar year of the Company (or upon termination of this Agreement as set forth below), and will equal 12.50% of the Company’s realized capital gains, if any, on a cumulative basis from inception through the end of such calendar year, net of all realized capital losses and unrealized capital depreciation on a cumulative basis, minus the aggregate amount of any previously paid Incentive Fee on Capital Gains as calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). In no event will the Capital Gains Incentive Fee payable pursuant hereto be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.

Examples of the quarterly incentive fee calculation are attached hereto as Annex A. Such examples are included for illustrative purposes only and are not considered part of this Agreement.

4)	Covenants of the Adviser

a)

The Adviser agrees that it will remain registered as an investment adviser under the Advisers Act so long as the Company maintains its election to be regulated as a BDC under the Investment Company Act. The Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state laws governing its operations and investments.

b)

The Adviser shall prepare or shall cause to be prepared and mailed or delivered by any reasonable means, including an electronic medium, a copy of the Company’s Annual Report on Form 10-K, filed by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to each stockholder as of a record date after the end of the fiscal year within 120 days after the end of the fiscal year to which it relates that shall include: (i) financial statements prepared in accordance with U.S. GAAP which are audited and reported on by independent certified public accountants; (ii) a report of the material activities of the Company during the period covered by the report; (iii) where forecasts have been provided to the Company’s stockholders, a table comparing the forecasts previously provided with the actual results during the period covered by the report; and (iv) a report setting forth distributions to Company’s stockholders for the period covered thereby and separately identifying distributions from: (A) cash flow from operations during the period; (B) cash flow from operations during a prior period which have been held as reserves; (C) proceeds from disposition of assets; and (D) reserves from the gross proceeds. Such Annual Report on Form 10-K must also contain a breakdown of the costs reimbursed to the Adviser. The Company shall take reasonable steps to assure that: (v) within the scope of the annual audit of the Company’s financial statements, the independent certified public accountants preparing such Annual Report on Form 10-K will issue a special report on the allocation of such costs to the Company in accordance with this Agreement; (w) the special report shall be in accordance with the American Institute of Certified Public Accountants United States Auditing Standards relating to special reports; (x) the additional costs of such special report will be itemized and may be reimbursed to the Adviser by the Company in accordance with this Section 4(b) only to the extent that such reimbursement, when added to the cost for administrative services rendered, does not exceed the competitive rate for such services as determined above; (y) the special report shall at minimum provide a review of the time records of individual employees, the costs of whose services were reimbursed and the specific nature of the work performed by each such employee; and (z) the prospectus, prospectus supplement or periodic report as filed with the SEC shall disclose in tabular form an itemized estimate of such proposed expenses for the next fiscal year together with a breakdown by year of such expenses reimbursed in each of the last five public programs formed by the Adviser and subject to the Omnibus Guidelines published by the North American Securities Administrators Association on May 7, 2007 (the “NASAA Guidelines”).

c)

The Adviser shall prepare or shall cause to be prepared and mailed or delivered to each Company stockholder within 60 days after the end of each fiscal quarter of the Company a Quarterly Report on Form 10-Q filed by the Company under the Exchange Act.

d)

The Adviser shall prepare or shall cause to be prepared and mailed or delivered within 75 days after the end of each calendar year of the Company to each person who was at any time during such calendar year a Company stockholder all information pertaining to such stockholder’s investment in the Company necessary for the preparation of such person’s federal income tax return.

e)

The Adviser shall, upon written request of any State Administrator, submit any of the reports and statements to be prepared and distributed by it pursuant to this Section 4 to such State Administrator.

f)

In performing its duties hereunder, the Adviser shall cause the Company to provide for adequate reserves for normal replacements and contingencies (but not for the payment of fees payable to the Adviser described in Section 3 of the Agreement) by causing the Company to retain a reasonable percentage of proceeds from offerings and revenues.

g)

From time to time and not less than quarterly, the Company shall cause the Adviser to review the Company’s accounts to determine whether cash distributions are appropriate. The Company may, subject to authorization by the Board, distribute pro rata to the Company’s stockholders funds which the Board deems unnecessary to retain in the Company. The Board of Directors may from time to time authorize the Company to declare and pay to the Company’s stockholders such dividends or other distributions, in cash or other assets of the Company or in securities of the Company, including in shares of one class or series payable to the holders of the shares of another class or series, or from any other source as the Board of Directors in its discretion shall determine. Any such cash distributions to the Adviser shall be made only in conjunction with distributions to stockholders and as a result of any shares held by the Adviser. All such cash distributions shall be made only out of funds legally available therefor pursuant to the Maryland General Corporation Law, as amended from time to time.

h)

The Adviser shall, in its sole discretion, temporarily place proceeds from offerings by the Company of its equity securities into short-term, highly liquid investments which, in its reasonable judgment, afford appropriate safety of principal during such time as it is determining the composition and allocation of the portfolio of the Company and the nature, timing and implementation of any changes thereto pursuant to Section 1 of the Agreement; provided however, that the Adviser shall be under no fiduciary obligation to select any such short-term, highly liquid investment based solely on any yield or return of such investment. The Adviser shall cause any proceeds of the offering of Company securities not committed for investment within the later of two years from the date of effectiveness of the Registration Statement or one year from termination of the offering, unless a longer period is permitted by the applicable State Administrator, to be paid as a distribution to the stockholders of the Company as a return of capital without deduction of Front End Fees (as defined in the Company’s Charter).

5)	Excess Brokerage Commissions

a)

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities or loan transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and constitutes the best net results for the Company.

b)

All Front End Fees shall be reasonable and shall not exceed 18% of the gross proceeds of any offering and sale of the Company’s shares, regardless of the source of payment. Any reimbursement to the Adviser or any other person for deferred Organizational and Offering Expenses (as defined in the Company’s Charter), including any interest thereon, if any, will be included within this 18% limitation.

c)

The Adviser shall cause the Company to commit at least 82% of the gross proceeds of any offering and sale of the Company’s shares towards the investment or reinvestment of assets and reserves as set forth in Section 4(f) on behalf of the Company. The remaining proceeds may be used to pay Front End Fees.

6)	Investment Team

The Adviser shall manage the Company’s portfolio through a team of investment professionals (the “Investment Team”) dedicated primarily to the Company’s business, in cooperation with the Company’s Chief Executive Officer. The Investment Team shall be comprised of senior personnel of the Adviser, supported by and with access to the investment professionals, analytical capabilities and support personnel of the Adviser.

7)	Limitations on the Employment of the Adviser

The services of the Adviser to the Company are not exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to those of the Company, so long as its services to the Company hereunder are not impaired thereby, and nothing in this Agreement shall limit or restrict the right of any manager, partner, officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). So long as this Agreement or any extension, renewal or amendment remains in effect, the Adviser shall be the only investment adviser for the Company, subject to the Adviser’s right to enter into sub-advisory agreements as set forth herein. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

8)	Responsibility of Dual Directors, Officers and/or Employees

If any person who is a manager, partner, officer or employee of the Adviser is or becomes a director, officer and/or employee of the Company and acts as such in any business of the Company, then such manager, partner, officer and/or employee of the Adviser or the Administrator shall be deemed to be acting in such capacity solely for the Company, and not as a manager, partner, officer or employee of the Adviser or the Administrator or under the control or direction of the Adviser or the Administrator, even if paid by the Adviser or the Administrator.

9)	Limitation of Liability of the Adviser; Indemnification

a)

The Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner or managing member) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company (except to the extent specified in Section 36(b) of the Investment Company Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services), and the Company shall indemnify, defend and protect the Adviser (and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, including without limitation its general partner or managing member and the Administrator each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders and an administrative or regulatory proceeding against, or investigation of, the Company) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the preceding sentence of this Section 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder).

b)

Notwithstanding Section 9(a) to the contrary, the Company shall not provide for indemnification of an Indemnified Party for any liability or loss suffered by an Indemnified Party, nor shall the Company provide that any of the Indemnified Parties be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met:

i)	the Company has determined, in good faith, that the course of conduct that caused the loss or liability was in the best interests of the Company;

ii)	the Company has determined, in good faith, that the Indemnified Party was acting on behalf of or performing services for the Company;

iii)

the Company has determined, in good faith, that such liability or loss was not the result of (A) negligence or misconduct, in the case that the Indemnified Party is the Adviser or an Affiliate (as defined in the Articles of Incorporation) of the Adviser, or (B) gross negligence or willful misconduct, in the case that the Indemnified Party is a director of the Company who is not also an officer of the Company or the Adviser or an Affiliate of the Adviser; and

iv)	such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from the Company stockholders.

Furthermore, the Indemnified Party shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws by such party unless one or more of the following conditions are met:

i)	there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the Indemnified Party;

ii)	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the Indemnified Party; or

iii)

a court of competent jurisdiction approves a settlement of the claims against the Indemnified Party and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which shares of stock of the Company were offered or sold as to indemnification for violations of securities laws.

c)	The Company may pay or reimburse reasonable legal expenses and other costs incurred by the Indemnified Party in advance of final disposition of a proceeding only if all of the following are satisfied:

i)	the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Company;

ii)

the Indemnified Party provides the Company with written affirmation of such Indemnified Party’s good faith belief that the Indemnified Party has met the standard of conduct necessary for indemnification by the Company;

iii)

the legal proceeding was initiated by a third party who is not a Company stockholder, or, if by a Company stockholder acting in his or her capacity as such, a court of competent jurisdiction approves such advancement; and

iv)

the Indemnified Party provides the Company with a written agreement to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, if it is ultimately determined that the Indemnified Party did not comply with the requisite standard of conduct and is not entitled to indemnification.

10)	Effectiveness, Duration and Termination of Agreement

a)

This Agreement shall become effective as of the date that the Company meets the minimum offering requirement as such term is defined in the Registration Statement. This Agreement may be terminated at any time, without cause or the payment of any penalty, on 60 days’ written notice, by the vote of a majority of the outstanding voting securities of the Company or by the vote of the Company’s independent directors or, on 120 days’ written notice, by the Adviser. The provisions of Section 9 of this Agreement shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed under Section 3 through the date of termination or expiration, and Section 9 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.

b)

This Agreement shall continue in effect for two years from the date such minimum offering requirement is satisfied, and thereafter shall continue automatically for successive annual periods, provided that such continuance is specifically approved at least annually by (A) the vote of the Board, or by the vote of a majority of the outstanding voting securities of the Company and (B) the vote of a majority of the Company’s directors who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the Investment Company Act) of any such party, in accordance with the requirements of the Investment Company Act.

c)	This Agreement will automatically terminate in the event of its “assignment” (as such term is defined for purposes of Section 15(a)(4) of the Investment Company Act).

d)

After the termination of this Agreement, the Adviser shall not be entitled to compensation for further services provided hereunder, except that it shall be entitled to receive from the Company within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to the Adviser prior to termination of this Agreement, including any deferred fees. The Adviser shall promptly upon termination:

i)

Deliver to the Board a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board;

ii)	Deliver to the Board all assets and documents of the Company then in custody of the Adviser; and

iii)	Cooperate with the Company to provide an orderly management transition.

e)

Without the approval of holders of a majority of the shares entitled to vote on the matter, the Adviser shall not: (i) amend this Agreement except for amendments that do not adversely affect the rights of the stockholders; (ii) except as otherwise permitted herein, voluntarily withdraw as the Adviser unless such withdrawal would not affect the tax status of the Company and would not materially adversely affect the stockholders; (iii) appoint a new Adviser (other than a sub-adviser pursuant to the terms of this Agreement and applicable law); (iv) sell all or substantially all of the Company’s assets other than in the ordinary course of the Company’s business or as otherwise permitted by law; or (v) cause the merger or other reorganization of the Company except as permitted by law. In the event that the Adviser should withdraw pursuant to (ii) above, the withdrawing Adviser shall pay all expenses incurred as a result of its withdrawal.

f)

The Company may terminate the Adviser’s interest in the Company’s revenues, expenses, income, losses, distributions and capital by payment of an amount equal to the then present fair market value of the terminated Adviser’s interest, determined by agreement of the terminated Adviser and the Company. If the Company and the Adviser cannot agree upon such amount, the parties will submit to binding arbitration which cost will be borne equally by the Adviser and the Company. The method of payment to the terminated Adviser must be fair and must protect the solvency and liquidity of the Company.

11)	Conflicts of Interest and Prohibited Activities.

a)	The Adviser is not hereby granted or entitled to an exclusive right to sell or exclusive employment to sell assets for the Company.

b)

The Adviser shall not: (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws; (ii) participate in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or the NASAA Guidelines governing conflicts of interest or investment restrictions; or (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or the NASAA Guidelines.

c)

The Adviser shall not directly or indirectly pay or award any fees or commissions or other compensation to any Person engaged to sell shares of the Company’s stock or give investment advice to a potential stockholder; provided, however, that this subsection shall not prohibit the payment to a registered broker-dealer or other properly licensed agent of normal sales commissions for selling or distributing the Company’s common stock.

d)

The Adviser covenants that it shall not permit or cause to be permitted the Company’s funds to be commingled with the funds of any other entity. However, nothing in this subsection shall prohibit the Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts are established for the benefit of affiliated programs, provided that the Company’s funds are protected from the claims of other programs and creditors of such programs.

12)	Access to Stockholder List

If a Stockholder requests a copy of the Stockholder List pursuant to Section 10.04 of the Company’s Charter or any successor provision thereto (the “Charter Stockholder List Provision”), the Adviser is hereby authorized to request a copy of the Stockholder List from the Company’s transfer agent and send a copy of the Stockholder List to any Stockholder so requesting in accordance with the Charter Stockholder List Provision. In accordance with Section 9 of this Agreement, the Company shall indemnify, defend and protect the Indemnified Parties and hold them harmless from and against all damages, liabilities, costs and expenses incurred by the Indemnified Parties in or by reason of the Adviser’s refusal to exhibit, produce or mail a copy of the Stockholder List.

13)	Notices

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at its principal office.

14)	Amendments

This Agreement may be amended by mutual consent, but the consent of the Company must be obtained in conformity with the requirements of the Investment Company Act.

15)	Certain Definitions

As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

Approval of a Majority of the Outstanding Voting Securities. The term “Approval of a Majority of the Outstanding Voting Securities” shall mean the affirmative vote, at a duly called and held meeting of stockholders of Company, (a) of the holders of 67% or more of the shares of Company present (in person or by proxy) and entitled to vote at the meeting, if the holders of more than 50% of the outstanding shares of the Company entitled to vote at the meeting are present in person or by proxy or (b) of the holders of more than 50% of the outstanding shares of the Company entitled to vote at the meeting, whichever is less.

16)	Entire Agreement; Governing Law

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with the laws of the State of Delaware and in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the provisions of the Investment Company Act, the latter shall control.

[Remainder of page intentionally left blank.]

* * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

OWL ROCK TECHNOLOGY INCOME CORP.

By:
Name: Bryan Cole
Title: Chief Financial Officer and Chief Operating Officer

OWL ROCK TECHNOLOGY ADVISORS LLC

By:
Name: Alan Kirshenbaum
Title: Chief Operating Officer

Annex A

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee1:

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.75%

Hurdle rate3 = 1.25%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee Net Investment Income

    (investment income - (management fee + other expenses)) = 1.17%

Pre-Incentive Fee Net Investment Income does not exceed hurdle rate, therefore there is no Incentive Fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.00%

Hurdle rate3 = 1.25%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee Net Investment Income

    (investment income - (management fee + other expenses)) = 1.42%

Incentive Fee = 100% × Pre-Incentive Fee Net Investment Income, subject to the “catch-up”6

    = 100% × (1.42% - 1.25%)

    = 0.17%

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.50%

Hurdle rate3 = 1.25%

Management fee4 = 0.38%

Other expenses (legal, accounting, custodian, transfer agent, etc.)5 = 0.20%

Pre-Incentive Fee Net Investment Income

    (investment income - (management fee + other expenses)) = 1.92%

Incentive Fee = 12.50% × Pre-Incentive Fee Net Investment Income, subject to “catch-up”6

Incentive Fee = 100% × “catch-up” + (12.50% × (Pre-Incentive Fee Net Investment Income – 1.43%))

Catch-up = 1.43% - 1.25% = 0.18%

Incentive Fee = (100% × 0.18%) + (12.50% × (1.92% - 1.43%))

    = 0.18% + (12.50% × 0.49%)

    = 0.18% + 0.06125%

    = 0.24125%

1 The hypothetical amount of Pre-Incentive Fee Net Investment Income shown is based on a percentage of total net assets.

2 Represents 6.00% annualized hurdle rate.

3 Represents 1.25% annualized management fee.

4 Excludes organizational and offering expenses.

5 The “catch-up” provision is intended to provide the Adviser with an Incentive Fee of 12.50% on all of the Company’s Pre-Incentive Fee Net Investment Income as if a hurdle rate did not apply. The “catch-up” portion of the Company’s Pre-Incentive Fee Net Investment Income is the portion that exceeds the 1.25% hurdle rate but is less than or equal to 1.43% for that calendar quarter.

Example 2: Capital Gains Portion of Incentive Fee:

Assumptions

i)

Year 1: The Listing Date is the last day of the first calendar quarter. Prior to the last day of the first calendar quarter the Company has made an investment in Company A (“Investment A”), an investment in Company B (“Investment B”), an investment in Company C (“Investment C”), an investment in Company D (“Investment D”) and an investment in Company E (“Investment E”). On the last day of the first calendar quarter the fair market value (“FMV”) of each of Investment A, Investment B, Investment C, Investment D and Investment E is $10 million. For purposes of calculating the Capital Gains Incentive Fee, the cost basis of each of Investment A, Investment B, Investment C, Investment D and Investment E is considered to be its FMV as of the last day of the first calendar quarter; provided, however, that in no event will the Capital Gains Incentive Fee payable pursuant hereto be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended, including Section 205 thereof.

•

Year 2: Investment A sold for $20 million, fair market value (“FMV”) of Investment B determined to be $8 million, FMV of Investment C determined to be $12 million, and FMV of Investments D and E each determined to be $10 million.

•

Year 3: FMV of Investment of B determined to be $8 million, FMV of Investment C determined to be $14 million, FMV of Investment D determined to be $14 million and FMV of Investment E determined to be $16 million.

•

Year 4: $10 million investment made in Company F (“Investment F”), Investment D sold for $12 million, FMV of Investment B determined to be $10 million, FMV of Investment C determined to be $16 million and FMV of Investment E determined to be $14 million.

•	Year 5: Investment C sold for $20 million, FMV of Investment B determined to be $14 million, FMV of Investment E determined to be $10 million and FMV of Investment F determined to $12 million.

•	Year 6: Investment B sold for $16 million, FMV of Investment E determined to be $8 million and FMV of Investment F determined to be $15 million.

•	Year 7: Investment E sold for $8 million and FMV of Investment F determined to be $17 million.

•	Year 8: Investment F sold for $18 million.

These assumptions are summarized in the following chart:

							Cumulative	Cumulative	Cumulative
							Unrealized	Realized	Realized
	Investment	Investment	Investment	Investment	Investment	Investment	Capital	Capital	Capital
	A	B	C	D	E	F	Depreciation	Losses	Gains
Year 1	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	$10 million (FMV/cost basis)	—	—	—	—
Year 2	$20 million (sale price)	$8 million FMV	$12 million FMV	$10 million FMV	$10 million FMV	—	$2 million	—	$10 million
Year 3	—	$8 million FMV	$14 million FMV	$14 million FMV	$16 million FMV	—	$2 million	—	$10 million
Year 4	—	$10 million FMV	$16 million FMV	$12 million (sale price)	$14 million FMV	$10 million (cost basis)	—	—	$12 million
Year 5	—	$14 million FMV	$20 million (sale price)	—	$10 million FMV	$12 million FMV	—	—	$22 million
Year 6	—	$16 million (sale price)	—	—	$8 million FMV	$15 million FMV	$2 million	—	$28 million
Year 7	—	—	—	—	$8 million (sale price)	$17 million FMV	—	$2 million	$28 million
Year 8	—	—	—	—	—	$18 million (sale price)	—	$2 million	$36 million

The capital gains portion of the Incentive Fee would be:

•	Year 1: None

•	Year 2:

Capital Gains Incentive Fee = 12.50% multiplied by ($10 million realized capital gains on sale of Investment A less $2 million cumulative capital depreciation) = $1.00 million

•	Year 3:

Capital Gains Incentive Fee = 12.50% multiplied by ($10 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $1.00 million cumulative Capital Gains Incentive Fee previously paid = $1.00 million less $1.00 million = $0.00

•	Year 4:

Capital Gains Incentive Fee = (12.50% multiplied by ($12 million cumulative realized capital gains)) less $1.00 million cumulative Capital Incentive Gains Fee previously paid = $1.50 million less $1.00 million = $0.50 million

•	Year 5:

Capital Gains Incentive Fee = (12.50% multiplied by ($22 million cumulative realized capital gains)) less $1.50 million cumulative Capital Gains Incentive Fee previously paid = $2.75 million less $1.50 million = $1.25 million

•	Year 6:

Capital Gains Incentive Fee = (12.50% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative capital depreciation)) less $2.75 million cumulative Capital Gains Incentive Fee previously paid = $3.25 million less $2.75 million = $0.50 million

•	Year 7:

Capital Gains Incentive Fee = (12.50% multiplied by ($28 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $3.25 million cumulative Capital Gains Incentive Fee previously paid = $3.25 million less $3.25 million = $0.00

•	Year 8:

Capital Gains Incentive Fee = (12.50% multiplied by ($36 million cumulative realized capital gains less $2 million cumulative realized capital losses)) less $3.25 million cumulative Capital Gains Incentive Fee previously paid = $4.25 million less $3.25 million = $1.00 million